FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2014 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 1, 2014, the registrant, Announces its Establishment of New Sales and Support Office in Kyoto, Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 1, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Establish New Sales and Support Office in Kyoto, Japan

New office to support local Japanese business and activities including venture with TowerJazz Panasonic Semiconductor Company, increased capacity and growing activity
in APAC region

MIGDAL HAEMEK, Israel and KYOTO, Japan, July 1, 2014 – TowerJazz, the global specialty foundry leader, today announced the opening of a new sales and support office in Japan. The office is situated in Kyoto and will be the central base of Japanese sales, technical support and other services, including integrating some of the interface activities of the newly established TowerJazz Panasonic Semiconductor Company (TPSCo), of which Tower Semiconductor Ltd. has the majority holding. The forming of TPSCo has enabled the company increased capacity and offerings in advanced geometries including leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. With a strong and growing customer base across Asia, TowerJazz is continuing to expand its presence in this region, which includes current offices in Korea, China and Taiwan.

“We are very excited to announce the opening of our new office in Japan,” said Dani Ashkenazi, TowerJazz Vice President of Sales for APAC & Israel. “Local sales and technical support teams are important in building ‘close to the customer’ relationships and aligning on roadmaps and strategy with our Japanese and APAC customers.  Additionally, our new Japan office will help support the increased business and manufacturing activity enabled through the additional capacity and advanced technological offerings at TPSCo. We will continue providing resources and technical expertise in this area as our customer base grows.”

Location of new sales office:

Tower Semiconductor Japan Godo Kaisha

Nagaokakyo office: 1, Yakimachi, Kotari Nagaokakyo, Kyoto 617-0833. Japan

Tokyo Office: Omodaka building 4F 1-9-7 Shibaura, Minato-ku, Tokyo 105-0023, Japan

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

Company / Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Asia Company/Media Contact: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com